Date of Filing: October 20, 2000
File No.: 70-9645
--------------------------------------------------------------------------------



                                    Form U-5A

                          NOTIFICATION OF REGISTRATION

                 Filed under Section 5(a) of the Public Utility
                           Holding Company Act of 1935

                               Exelon Corporation

                               Name of Registrant

The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

(1) Exact name of registrant: Exelon Corporation

(2) Address of principal executive offices: 10 South Dearborn Street, 37th Floor, Chicago, Illinois 60603

(3) Name and address of officer to whom notices and communications should be addressed:
                    Ruth Ann M. Gillis
                    Exelon Corporation
                    10 South Dearborn Street, 37th Floor,
                    Chicago, Illinois 60603

(4) Certain information regarding the registrant and each subsidiary company thereof (indented to reflect parent-subsidiary relationships). The parent-subsidiary relationships set forth below does not assume the consummation of the realignment of certain of Exelon's non-utility subsidiary companies as contemplated by Exelon's Application-Declaration in File No. 1.070-09645 ("Merger U-1") and as authorized by the Commission in its order dated October 19, 2000 approving such Application-Declaration.

                       EXELON CORPORATION & SUBSIDIARIES

Name of Company                                          Organization          State        Type of Business
Commonwealth Edison Company                              Corporation           IL           Electric Utility
     Commonwealth Edison Company of Indiana, Inc.        Corporation           IN           Energy-related
     ComEd Financing I                                   Trust                 DE           Financing
     ComEd Financing II                                  Trust                 DE           Financing
     ComEd Funding, LLC                                  LLC                   DE           Financing
           ComEd Transitional Funding Trust              Trust                 DE           Financing
     Commonwealth Research Corporation                   Corporation           IL           Energy/Utility related

Name of Company                                          Organization          State        Type of Business
     Concomber Ltd                                       Limited               Bermuda      Captive Insurance Company
     Edison Development Company                          Corporation           DE           Real Estate
     Edison Development Canada Inc.                      Corporation           Canada       Land Development
           Edison Finance Partnership                    Partnership           Canada       Financing
Unicom Assurance Company Ltd.                            Company               Bermuda      Captive Insurance Company
Unicom Enterprises, Inc.                                 Corporation           IL           Energy Services
     Unicom Energy Services Inc.                         Corporation           IL           Energy-related
         Unicom Energy Inc.                              Corporation           DE           Energy-related
              Unicom Energy Ohio, Inc.                   Corporation           DE           Energy-related
     Unicom Mechanical Services, Inc.                    Corporation           IL           Energy Services
         Building Automated Systems and Services, Inc.   Corporation           MI           Energy Services
         Bumler Heating and Specialties, Inc.            Corporation           MI           Energy Services
         Metropolitan Mechanical Contractors, Inc.       Corporation           MN           Energy Services
         Hoekstra Building Automation, Inc.              Corporation           IL           Energy Services
         Access Systems, Inc.                            Corporation           IL           Energy Services
         Buckeye Acquisition Corporation                 Corporation           DE           Energy Services
         Reliance Mechanical Corp.                       Corporation           OH           Energy Services
     Unicom Power Holdings Inc.                          Corporation           DE           Energy-related
     Unicom Power Marketing Inc.                         Corporation           DE           Energy-related
     Unicom Healthcare Management Inc.                   Corporation           IL           Medical Plan Liabilities
     UT Holdings Inc.                                    Corporation           DE           Energy systems
         Northwind Chicago LLC (50% interest)            LLC                   DE           Energy systems
         Unicom Thermal Development Inc.                 Corporation           DE           Energy systems
         Unicom Thermal Technologies Inc.                Corporation           IL           Energy systems
         Unicom Thermal Technologies Boston Inc.         Corporation           DE           Energy systems
              Northwind Boston LLC (25% interest)        LLC                   MA           Energy systems
         Unicom Thermal Technologies Houston Inc.        Corporation           DE           Energy systems
              Northwind Houston LLC (25% interest)       LLC                   DE           Energy systems
                  Northwind Houston LP (25% interest)    Limited Partnership   DE           Energy systems
         Unicom Thermal Technologies North America Inc.  Corporation           DE           Energy systems
              Northwind Thermal Technologies Canada Inc. Corporation           Canada       Energy systems
                  Unicom Thermal Technologies Inc.       Corporation           Canada       Energy systems
         UTT National Power Inc.                         Corporation           IL           Energy systems
              Northwind Midway LLC                       LLC                   DE           Energy systems
         UTT Nevada Inc.                                 Corporation           NE           Energy systems
              Northwind Aladdin LLC (75% interest)       LLC                   NV           Energy systems
              Northwind Las Vegas LLC (50% interest)     LLC                   NV           Energy systems
         UTT Phoenix, Inc.                               Corporation           DE           Energy systems
              Northwind Arizona Development LLC          LLC                   DE           Energy systems
              (50% interest)
              Northwind Phoenix LLC (50% interest)       LLC                   DE           Energy systems
Unicom Investment Inc.                                   Corporation           IL           Tax advantaged transactions
     Scherer Holdings 1, LLC                             LLC                   DE           Tax advantaged transactions
     Scherer Holdings 2, LLC                             LLC                   DE           Tax advantaged transactions
     Scherer Holdings 3, LLC                             LLC                   DE           Tax advantaged transactions
     Spruce Holdings G.P. 2000, LLC                      LLC                   DE           Tax advantaged transactions
     Spruce Holdings L.P. 2000, LLC                      LLC                   DE           Tax advantaged transactions
         Spruce Equity Holdings, L.P. (1% interest held  Limited Partnership   DE           Tax advantaged transactions
         by Spruce GP and 99% by Spruce LP)
              Spruce Holdings Trust (sole beneficiary is Statutory Business    DE           Tax advantaged transactions
              Spruce Equity Holdings L.P.)               Trust
     Wansley Holdings 1, LLC                             Statutory Business    DE           Tax advantaged transactions
                                                         Trust
     Wansley Holdings 2, LLC                             Statutory Business    DE           Tax advantaged transactions
                                                         Trust
Unicom Resources Inc.                                    Corporation           IL           Inactive
Boston Financial Institutional Tax Credit Fund X         Corporation           IL           Tax advantaged transactions
(approximately 11% interest)
Boston Financial Institutional Tax Credit Fund XIX       Limited Partnership   MA           Tax advantaged transactions
(approximately 14% interest)
Related Corporate Partners XII, L.P. (approximately      Limited Partnership   DE           Tax advantaged transactions
36% interest)
Boston Capital Corp. XIV (approximately 44% interest)    Limited Partnership   MA           Tax advantaged transactions
Boston Financial Institutional Tax Credit Fund XXI       Limited Partnership   MA           Tax advantaged transactions
(approximately 27% interest)
Related Corporate Partners XIV, L.P. (approximately      Limited Partnership   DE           Tax advantaged transactions
16%)
Summit Corporate Tax Credit Fund II (approximately       Limited Partnership   WA           Tax advantaged transactions
33% interest)
USA Institutional Tax Credit Fund XXII                   Limited Partnership   DE           Tax advantaged transactions
(approximately 30% interest)
UTECH Climate Challenge Fund, L.P. (approximately 24%    Limited Partnership   DE           Energy-related
interest)
Utility Competitive Advantage Fund I, LLC                LLC                   DE           Investment (holdings are Energy-
(approximately 11.11% interest)                                                             related or Telecommunications)

Name of Company                                          Organization          State        Type of Business
Utility Competitive Advantage Fund II, LLC               LLC                   DE           Investment (holdings are Energy-
(approximately 17.64% interest)                                                             related or Telecommunications)
PECO Energy Company                                      Corporation           PA           Electric and Gas Utility
     PECO Energy Capital Corp.                           Corporation           DE           Financing
         PECO Energy Capital, L.P. (3% interest)         Limited Partnership   DE           Financing
         PECO Energy Capital Trust II                    Trust                 DE           Financing
         PECO Energy Capital Trust III                   Trust                 DE           Financing
     PECO Energy Transition Trust                        Statutory Business    DE           Financing
                                                         Trust
     PECO Energy Power Company                           Corporation           PA           Utility
         Susquehanna Power Company                       Corporation           MD           Utility
              The Proprietors of the Susquehanna Canal   Corporation           MD           Inactive
     Susquehanna Electric Company                        Corporation           MD           Utility
     AmerGen Energy Company, LLC (50% interest)          LLC                   DE           Exempt Wholesale Generator
         AmerGen Vermont, LLC                            LLC                   VT           Exempt Wholesale Generator
     PECO Wireless, LLC                                  LLC                   DE           Telecommunications/Financing
         AT&T Wireless PCS of Philadelphia, LLC (49%     LLC                   DE           Telecommunications
         interest)
         ATNP Finance Company                            Corporation           DE           Financing
         PEC Financial Services, LLC                     LLC                   PA           Financing
     PECO Hyperion Telecommunications (50% interest)     General Partnership   PA           Telecommunications
     Eastern Pennsylvania Development Company            Corporation           PA           Real Estate
     ("EPDC")
         Adwin Realty Company ("ARCO")                   Corporation           PA           Real Estate
              Ambassador II Joint Venture (50% interest) Partnership           PA           Real Estate
              Bradford Associates (50% interest)         Partnership           PA           Real Estate
              Franklin Town Towers Associates            Partnership           PA           Real Estate
              Henderson Ambassador Associates (50%       Partnership           PA           Real Estate
              interest)
              Riverwatch Associates (1% interest held by Partnership           PA           Real Estate
              EPDC and 99% by ARCO)
              Route 724 (1% interest held by EPDC and    Partnership           PA           Real Estate
              99% by ARCO)
              Signa Joint Venture (1% interest held by   Partnership           PA           Real Estate
              EPDC and 99% by ARCO)
         Energy Assets (10% interest)                    Corporation           PA           Energy-related
              Global EPS LLC (50% interest)              LLC                   TX           Inactive
         Exelon (Fossil) Holdings, Inc.                  Corporation           DE           Inactive
         Exelon Peaker Development General, LLC          LLC                   DE           Inactive
         Exelon Peaker Development Limited, LLC          LLC                   DE           Inactive
     Energy Trading Company                              Corporation           DE           Investment
     ExelonVentures Corp.                                Corporation           PA           Investment
         UniGrid Energy LLC (50% interest)               LLC                   DE           Energy-related
         CIC Global, LLC (50% interest)                  LLC                   DE           Telecommunications
         Exelon Capital Partners, Inc.                   Corporation           DE           Investment (investments in Energy-
                                                                                            related and Telecommunications)
              Extant, Inc. (approximately 12% interest)  Corporation           DE
              Permits Now (approximately 14.9% interest) Corporation           MD
              VITTS Network Group, Inc. (approximately   Corporation           DE
              16.8% interest)
              OmniChoice.com, Inc. (approximately        Corporation           DE
              34.88% interest)
     Utility Competitive Advantage Fund I, LLC           LLC                   DE           Investment (holdings are Energy-
     (approximately 16.35% interest)                                                        related or Telecommunications)
     Exelon Infrastructure Services, Inc.                Corporation           DE           Infrastructure Services
     (approximately 95% interest)
         Exelon Infrastructure Services of PA, Inc.      Corporation           DE           Infrastructure Services
         Chowns Communications, Inc.                     Corporation           DE           Infrastructure Services
         Fischbach and Moore Electric, Inc.              Corporation           DE           Infrastructure Services
         MRM Technical Group, Inc.                       Corporation           DE           Infrastructure Services
              Aconite Corporation                        Corporation           MN           Infrastructure Services
              Gas Distribution Contractors, Inc.         Corporation           MO           Infrastructure Services
              Mid-Atlantic Pipeliners, Inc.              Corporation           DE           Infrastructure Services

Name of Company                                          Organization          State        Type of Business
              Mueller Distribution Contractors, Inc.     Corporation           GA           Infrastructure Services
              Mueller Energy Services, Inc.              Corporation           NY           Infrastructure Services
              Mueller Pipeliners, Inc.                   Corporation           DE           Infrastructure Services
              Mechanical Specialties Incorporated        Corporation           WI           Infrastructure Services
              Rand-Bright Corporation                    Corporation           WI           Infrastructure Services
         Syracuse Merit Electric, Inc.                   Corporation           DE           Infrastructure Services
         NEWCOTRA, Inc.                                  Corporation           DE           Infrastructure Services
              Fischbach and Moore, Incorporated          Corporation           NY           Infrastructure Services
                  Fischbach and Moore Electrical         Corporation           DE           Infrastructure Services
                  Contracting Inc.
                  T.H. Green Electric Co., Inc.          Corporation           NY           Infrastructure Services
         Trinity Industries, Inc.                        Corporation           DE           Infrastructure Services
         OSP Consultants, Inc.                           Corporation           VA           Infrastructure Services
              International Communications Services, Inc.Corporation           NV           Infrastructure Services
              OSP Inc.                                   Corporation           VA           Infrastructure Services
              OSP Servicios, S.A. de C.V.                S.A. de C.V.          Mexico       Inactive
              OSP Telecom, Inc.                          Corporation           DE           Infrastructure Services
              OSP Telecomm de Mexico, S.A. de C.V.       S.A. de C.V.          Mexico       Inactive
              OSP Telcom de Colombia, LTDA               LTDA                  Colombia     Inactive
              OSP Telecommunications, Ltd.               Limited               Bermuda      Inactive
              RJE Telecom, Inc.                          Corporation           FL           Infrastructure Services
              Utility Locate & Mapping Services, Inc.    Corporation           VA           Infrastructure Services
         Dashiell Holdings Corp.                         Corporation           DE           Infrastructure Services
              Dashiell Corporation                       Corporation           TX           Infrastructure Services
                  Dacon Corporation                      Corporation           TX           Infrastructure Services
         VSI Group Inc.                                  Corporation           DE           Infrastructure Services
              International Vital Solutions Group, Inc.  Corporation           MD           Infrastructure Services
         Michigan Trenching Service, Inc.                Corporation           MI           Infrastructure Services
         Lyons Equipment, Inc.                           Corporation           MI           Infrastructure Services
     Adwin Equipment Company                             Corporation           PA           Energy-related
     Horizon Energy Company                              Corporation           PA           Inactive (Energy-related)
     East Coast Natural Gas Cooperative LLC              LLC                   DE           Energy Services
     (approximately 41.12% interest)

                                   SIGNATURE

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Chicago and State of Illinois on the 20th day of October, 2000.

                                            EXELON CORPORATION




                                            By: /s/ Ruth Ann M. Gillis
                                            ----------------------------
                                            Name: Ruth Ann M. Gillis
                                            Title: Senior Vice President

(Seal)
Attest:

 /s/ Katherine K. Combs
----------------------------
Katherine K. Combs
Vice President and Corporate
Secretary



                                 VERIFICATION

State of Illinois
County of Cook

The undersigned being duly sworn deposes and says that she has duly executed the attached Notification of Registration dated October 20, 2000 for and on behalf of Exelon Corporation; that she is the Senior Vice President of such company; and that all action taken by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

                                        By: /s/ Ruth Ann M. Gillis
                                        --------------------------
                                        Name: Ruth Ann M. Gillis


(OFFICIAL SEAL)
Subscribed and sworn to before me, a notary public this 20th day of October,
2000


 /s/ Mary L. Kwilos
----------------------
My commission expires October 26, 2001